UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)
(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

HARRINGTON WEST FINANCIAL GROUP, INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

41383L 10 4
(CUSIP Number)

November 7, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(c)


1.	Name of Reporting Persons
	I.R.S. Identification Nos. of above persons (entities only):

	DOUGLAS T. BREEDEN


2.	Check the Appropriate Box if a Member of a Group
	(a)  [  ]
	(b)  [  ]


3.	SEC Use Only


4.	Citizenship or Place of Organization

	UNITED STATES OF AMERICA


5.      Number of Shares Beneficially Owned by each Reporting
        Person with Sole Voting Power

        211,586

6.      Number of Shares Beneficially Owned by each Reporting
        Person with Shared Voting Power

        -0-

7.      Number of Shares Beneficially Owned by each Reporting
        Person with Sole Dispositive Power

        211,586


8.      Number of Shares Beneficially Owned by each Reporting
        Person with Shared Dispositive Power

        -0-

9.      Aggregate Amount Beneficially
        Owned by Each Reporting Person

        211,586


10.     Check if the Aggregate Amount in
        Row (9) Excludes Certain Shares [ ]


11.     Percent of Class Represented by
        Amount in Row 9

        4.88%


12.     Type of Reporting Person

        IN


Item 1 (a)	Name of Issuer:

		HARRINGTON WEST FINANCIAL GROUP, INC.

Item 1 (b).	Address of the Issuer's Principal
                Executive Offices:

		610 ALAMO PINTADO ROAD
                SOLVANG, CALIFORNIA 93463

Item 2 (a).	Name of Person(s) Filing:

		DOUGLAS T. BREEDEN

Item 2 (b).	Address of Principal Business
                Office, or, if None, Residence:

		C/O 610 ALAMO PINTADO ROAD
                SOLVANG, CALIFORNIA 93463

Item 2 (c).	Citizenship:

                USA

Item 2 (d).	Title of Class of Securities:

		COMMON STOCK, $0.01 PAR VALUE PER SHARE


Item 2 (e).	CUSIP Number:
		41383L 10 4


Item 3.	        If this statement is filed pursuant to Rules 13d-1(b)
                or 13d-2(b) or (c), Check Whether the Person Filing is a:

                N/A


Item 4.	        Ownership.


                Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                (a).    Amount beneficially owned:

                        211,586

                (b).	Percent of class:

                        4.88%

                (c).	Number of shares as to which such person has:


                        (i)     Sole power to vote or to direct the vote:

                                211,586

                        (ii).   Shared power to vote or to direct the vote:

                                -0-

                        (iii). Sole power to dispose or to direct the disposition of:

                                211,586

                        (iv).   Shared power to dispose or to direct
                                the disposition of:

                                -0-


Item 5.	    Ownership of Five Percent or Less of a Class.

            Not applicable.


Item 6.	    Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7.	    Identification and Classification of the Subsidiary Which
            Acquired the Security Being Reported on by the Parent Holding
            Company.

            Not applicable.


Item 8.	    Identification and Classification of Members of the Group.

            Not applicable.


Item 9.	    Notice of Dissolution of Group.

            Not applicable.


Item 10.    Certifications.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 7, 2003
(Date)


Douglas T. Breeden
(Name/Title)